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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*


                                 Spyglass, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                 852192 10 3
                        ------------------------------
                                (CUSIP Number)

Check the following box if a fee is being paid with this statement | |. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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-------------------------                                  ---------------------
 CUSIP No. 852192 10 3                                       PAGE 2 OF 10 PAGES
           -----------                                           ---  ----
-------------------------                                  ---------------------



--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Greylock Limited Partnership
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) [  ]

                                                                   (b) [  ]

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                              5   SOLE VOTING POWER

         NUMBER OF                   - 138,888 -
          SHARES         -------------------------------------------------------
       BENEFICIALLY           6   SHARED VOTING POWER
         OWNED BY
           EACH                      - 0 -
        REPORTING        -------------------------------------------------------
          PERSON              7   SOLE DISPOSITIVE POWER
           WITH
                                     - 138,888 -
                         -------------------------------------------------------
                              8   SHARED DISPOSITIVE POWER

                                     - 0 -
--------------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        - 138,888 -
--------------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        1.2%
--------------------------------------------------------------------------------
12      TYPE OF REPORTING*

        PN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!



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-------------------------                                  ---------------------
 CUSIP No. 852192 10 3                                       PAGE 3 OF 10 PAGES
           -----------                                           ---  ----
-------------------------                                  ---------------------



--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Robert P. Henderson
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) [  ]

                                                                   (b) [  ]

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                              5   SOLE VOTING POWER

         NUMBER OF                less than 5% of the shares of Common Stock
          SHARES         -------------------------------------------------------
       BENEFICIALLY           6   SHARED VOTING POWER
         OWNED BY
           EACH                   - 138,888 -
        REPORTING        -------------------------------------------------------
          PERSON              7   SOLE DISPOSITIVE POWER
           WITH
                                  less than 5% of the shares of Common Stock
                         -------------------------------------------------------
                              8   SHARED DISPOSITIVE POWER

                                  - 0 -
--------------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        less than 5% of the shares of Common Stock
--------------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        less than 5%
--------------------------------------------------------------------------------
12      TYPE OF REPORTING*

        IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!


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-------------------------                                  ---------------------
 CUSIP No. 852192 10 3                                       PAGE 4 OF 10 PAGES
           -----------                                           ---  ----
-------------------------                                  ---------------------



--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Henry F. McCance
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) [  ]

                                                                   (b) [  ]

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                              5   SOLE VOTING POWER

         NUMBER OF                   - 61,925 -
          SHARES         -------------------------------------------------------
       BENEFICIALLY           6   SHARED VOTING POWER
         OWNED BY
           EACH                      - 138,888 -
        REPORTING        -------------------------------------------------------
          PERSON              7   SOLE DISPOSITIVE POWER
           WITH
                                     - 61,925 -
                         -------------------------------------------------------
                              8   SHARED DISPOSITIVE POWER

                                     - 0 -
--------------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        - 200,813 -
--------------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        1.7%
--------------------------------------------------------------------------------
12      TYPE OF REPORTING*

        IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1.
              (a)  Name of Issuer:
                   --------------

                   Spyglass, Inc.

              (b)  Address of Issuer's Principal Executive Office:
                   ----------------------------------------------

                   Naperville Corporate Center
                   1240 East Diehl Road, Suite 304
                   Naperville, IL 60563

ITEM 2.
              (a)  Name of Person Filing:
                   ---------------------

                   Greylock Limited Partnership ("GLP") and Messrs. Robert P. Henderson and Henry F. McCance, the Co-Managing General Partners of GLP (the "Co-Managing General Partners").

              (b)  Address of Principal Business Office or, if none, Residence:
                   -----------------------------------------------------------

                   The address of the reporting persons is:

                   One Federal Street
                   Boston, Massachusetts 02110

              (c)  Citizenship:
                   -----------

                   GLP is a limited partnership organized under the laws of the State of Delaware. Each of the Co-Managing General Partners is a citizen of the United States.

              (d)  Title of Class of Securities:
                   ----------------------------

                   Common Stock, par value $.01 per share (the "Common Stock").

              (e)  CUSIP Number:
                   ------------

                   852192 10 3

ITEM 3.            Description of Person Filing:
                   ----------------------------

                   Not applicable.



                               Page 5 of 10 pages

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ITEM 4.       Ownership(1):
              ------------

              (a)  Amount Beneficially Owned:
                   -------------------------

                   GLP is the record holder of 138,888 shares of Common Stock and may be deemed to beneficially own 138,888 shares of Common Stock. Each of Messrs. Henderson and McCance, as Co-Managing General Partners of GLP, may be deemed to beneficially own 138,888 shares of Common Stock. In addition, Mr. Henderson may be deemed to beneficially own less than five percent of the shares of Common Stock and Mr. McCance may be deemed to beneficially own 61,925 shares of Common Stock. The filing of this statement shall not be construed as an admission that any of the reporting persons are, for the purpose of Section 13(d) or 13(g) of the Act, the beneficial owners of any securities covered by this statement.

              (b)  Percent of Class:
                   ----------------

                   GLP:                      1.2%
                   Mr. Henderson             less than 5%
                   Mr. McCance:              1.7%

              (c)  Number of shares as to which person has:
                   ---------------------------------------

                   (i) sole voting power; (ii) shared voting power; (iii) sole dispositive power; (iv) shared dispositive power:

                   GLP may be deemed to have sole power to vote and dispose of 138,888 shares of Common Stock. Each of Messrs. Henderson and McCance, as Co-Managing General Partners of GLP, may be deemed to share the power to vote 138,888 shares of Common Stock. In addition, Mr. Henderson may be deemed to have sole power to vote and dispose of less than five percent of the shares of Common Stock and Mr. McCance may be deemed to have sole power to vote and dispose of 61,925 shares of Common Stock.



---------------------
    (1)        As of December 31, 1996.



                               Page 6 of 10 pages

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ITEM 5.       Ownership of Five Percent or Less of a Class:
              --------------------------------------------

                   This statement is being filed to report the fact that as of date hereof the reporting persons have ceased to be beneficial owners of more than five percent of the class of securities.

ITEM 6.       Ownership of More Than Five Percent on Behalf of Another Person:
              ---------------------------------------------------------------

                   Not applicable.

ITEM 7.       Identification and Classification of the Subsidiary Which Acquired
              ------------------------------------------------------------------
              the Security being Reported on by the Parent Holding Company:
              ------------------------------------------------------------

                   Not applicable.

ITEM 8.       Identification and Classification of Members of the Group:
              ---------------------------------------------------------

                   Not applicable.

ITEM 9.       Notice of Dissolution of Group:
              ------------------------------

                   Not applicable.

ITEM 10.      Certification:
              -------------

                   Not applicable.









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                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

DATED:    February 12, 1997


                                  GREYLOCK CAPITAL LIMITED PARTNERSHIP


                                   By:  /s/ Henry F. McCance
                                        -----------------------------
                                        Henry F. McCance
                                        Co-Managing General Partner

                                             *
                                   ----------------------------------
                                   Robert P. Henderson



                                   /s/ Henry F. McCance
                                   ----------------------------------
                                   Henry F. McCance


                                  *By:   /s/ Henry F. McCance
                                        -----------------------------
                                             Henry F. McCance
                                             Attorney-in-fact




     This Schedule 13G was executed by Henry F. McCance pursuant to Powers of Attorney filed with the Security and Exchange Commission on February 14, 1994 in connection with a Schedule 13G for Avid Technology, Inc., copies of which are attached hereto as Exhibit 2, which Powers of Attorney are incorporated herein by reference.



                               Page 8 of 10 pages